U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

September 9, 2010

VIA EDGAR TRANSMISSION

Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	DoubleLine Funds Trust (the “Trust”)
File Nos.: 333-164298 and 811-22378
DoubleLine Multi-Asset Growth Fund (the “Fund”)

Dear Ms. Williams:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your August 31, 2010 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 1 to its registration statement.  PEA No. 1 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 16, 2010, and is designated to become effective on September 29, 2010.  The purpose of PEA No. 1 was to register a new series of the Trust.  The Trust is filing this PEA No. 2 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus

1.	In the Fees and Expenses table, please move the first two footnotes so that they appear after the Annual Fund Operating Expenses table together with the other footnotes.

The requested change will be made.

2.
In footnote 1 to the Fees and Expenses table regarding contingent deferred sales loads, please move the reference to the time period of sale (i.e., 18 months) from the footnote to the line item directly in the table.

The Trust respectfully declines to make the suggested change to the Fees and Expenses table because the amount of text that would need to be inserted into the table may cause the table to be more difficult to read and understand.  In addition, Instruction 2(a)(i) to Item 3 of Form N-1A allows registrants to disclose in a footnote to the Fees and Expenses table, information showing the amount of deferred sales charges (loads) over time ("Instruction 2 Disclosure").  The Trust respectfully submits that the information in footnote 1 is substantially similar to Instruction 2 Disclosure and that the contingent deferred sales charge disclosed in the footnote would only apply to investors who invest more than $1 million in Class A shares and redeem those shares within 18 months of purchase.

3.
Under the “Principal Investment Strategies” section on page 5, please add disclosure describing the Fund’s expected percentage asset allocation across each asset class under normal market conditions.  For instance, is there a minimum or maximum percentage the Fund would ever have in equity securities versus fixed income securities versus derivatives?

The Fund has the ability generally to invest without limit across assets classes and to change its asset allocations over time.  However, the Fund will add the following language to the prospectus:  “Although there is no limit on the amount of the  Fund’s assets that may be invested in any particular asset class, the Adviser currently expects that the Fund will typically invest at least 20% of its assets in equity securities and other equity-related investments and 20% of its assets in debt obligations and short-term investments; the Fund may invest less than these amounts at any time if the Adviser believes it may be in the Fund’s best interest to do so.”

4.
Per the Fund’s disclosure under the “Principal Investment Strategies” section, the Fund may invest in securities providing exposure to “infrastructure investment.”  Please provide corresponding risk disclosure under the “Principal Risks” section.

Although the Fund reserves the right to invest in infrastructure investments, doing so is not a principal investment strategy of the Fund.  The Fund will remove references to infrastructure investments in the description of its principal investment strategies.

5.
In the “Principal Investment Strategies” sections located in the Summary Section and under the Item 9 disclosure, please expand the disclosure related to the Fund’s investments in derivatives.  Specifically, please describe (1) the types of derivatives in which the Fund may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized.  Please consult the SEC Letter to the Investment Company Institute dated July 30, 2010.

The following language in the Fund Summary:

“The Fund may enter into derivatives transactions of any kind for hedging purposes or otherwise to gain, or reduce, long or short exposure to one or more asset classes, including, for example, futures contracts, interest rate swaps, total return swaps, credit swaps (such as credit default swaps), options (puts and calls) purchased or sold by the Fund, and exchange-traded and structured notes.”

will be replaced with the following disclosure:

“The Fund may enter into derivatives transactions of any kind for hedging purposes or otherwise to gain, or reduce, long or short exposure to one or more asset classes.  The Fund may use derivatives transactions with the purpose or effect of creating investment leverage.  Although the Fund reserves the right to invest in derivatives of any kind, it currently expects that it may use the following types of derivatives:  futures contracts and options on futures contracts, in order to gain efficient investment exposures as an alternative to cash investments or to hedge against portfolio exposures; interest rate swaps, to gain indirect exposure to interest rates, issuers, or currencies, or to hedge against portfolio exposures; and total return swaps and credit derivatives (such as credit default swaps), put and call options, and exchange-traded and structured notes, to take indirect long or short positions on indexes, securities, currencies, commodities or other indicators of value.”

Corresponding disclosure will be added to the non-summary description of the Fund’s principal investment strategies.

6.
In connection with the previous comment, after consulting the SEC Letter to the Investment Company Institute dated July 30, 2010, please enhance the Fund’s disclosure regarding the risks of investing in derivatives under the “Principal Risks” sections located in the Summary Section and under the Item 9 disclosure.

The following sentences will be added to the “Derivatives Risk” disclosures under “Additional Information About Principal Investment Strategies and Principal Risks”:

“Where the Fund enters into a derivatives transaction as a substitute or alternative to a direct cash investment, the Fund is exposed to the risk that the derivative transaction may not provide a return that corresponds precisely with that of the underlying investment.  It is possible that, when the Fund uses derivatives for hedging purposes, the derivatives will not in fact provide the anticipated hedge, and the Fund could lose money on both the derivatives transaction and the exposure the Fund sought to hedge.”

Corresponding disclosure will be added to the Fund Summary risk.

7.	Under the “Principal Risks” section, please conform the formatting of the “inflation-indexed bond risk” so that it is italicized in the same manner as the other risk items.

The requested change will be made.

8.	In the “Principal Risks” section, please consider adding risk disclosure related to the Fund’s investments in small cap companies. Additionally, please add disclosure related to maturity risks.

The following disclosure will be added to the “Principal Risks” section of the Fund Summary:

“market capitalization risk: the risk that investing primarily in issuers in one market capitalization category (large, medium or small) may adversely affect the Fund because of unfavorable market conditions particular to that category of issuers, such as larger, more established companies being unable to respond quickly to new competitive challenges or attain the high growth rate of successful smaller companies, or, conversely, stocks of smaller companies being more volatile than those of larger companies due to, among other things, narrower product lines, more limited financial resources, fewer experienced managers and there typically being less publicly available information about small capitalization companies.”

In addition, the following disclosure will be added to the “Additional Information About Principal Investment Strategies and Principal Risks.” section:

“Market Capitalization Risk

Stocks fall into three broad market capitalization categories—large, medium and small. A fund that invests primarily in one of these categories carries the risk that due to current market conditions that category may be out of favor with investors.

If valuations of large capitalization companies appear to be greatly out of proportion to the valuations of small or medium capitalization companies, investors may migrate to the stocks of small and medium-sized companies. Larger, more established companies may also be unable to respond quickly to new competitive challenges such as changes in technology and consumer tastes. Many larger companies also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

Investing in medium and small capitalization companies may involve special risks because those companies may have narrower product lines, more limited financial resources, fewer experienced managers, dependence on a few key employees, and a more limited trading market for their stocks, as compared with larger companies. In addition, securities of these companies are subject to the risk that, during certain periods, the liquidity of particular issuers or industries will shrink or disappear with little forewarning as a result of adverse economic or market conditions, or adverse investor perceptions, whether or not accurate. Securities of medium and smaller capitalization issuers may therefore be subject to greater price volatility and may decline more significantly in market downturns than securities of larger companies. Smaller and medium capitalization issuers may also require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition, and may be susceptible to bankruptcy. Transaction costs for these investments are often higher than those of larger capitalization companies.  There is typically less publicly available information about small capitalization companies.”

The Fund notes that the disclosure under “debt securities risk – interest rate risk” in the summary prospectus contains disclosure regarding the risks of longer-dated instruments.  It reads as follows:

“interest rate risk: the risk that debt securities will decline in value because of increases in interest rates. A security with a longer duration will be more sensitive to changes in interest rates than a security with a shorter duration.”

Similar, but more detailed, disclosure appears under “Additional Information About Principal Investment Strategies and Principal Risks.”

9.	In the “Tax Information” section, please delete the last sentence of the paragraph so that the disclosure conforms to the requirements of Item 7 of Form N-1A.

The requested change will be made.

Statement of Additional Information (“SAI”)

10.
On page 3 of the SAI under the “Investment Restrictions” section, please consider revising fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.”  Alternatively, please supplementally explain the basis of that statement.

This language is intended to address the fact that, when the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index, or commodity underlying the derivative, and not to the dealer itself.  The value of a derivative typically changes very largely in response to changes in the value of the underlying security, index, or commodity and relatively little in response to factors affecting the industry of which the dealer counterparty is a part.  For those reasons, a derivatives transaction with a dealer counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with, say, an investment by the Fund in the equity or debt securities of the dealer.

11.
On page 44 of the SAI under the “Trustees and Officers” section, please insert all relevant disclosure required by Item 17(b)(1) requiring a description of the Board’s leadership structure, the reason why such structure is appropriate and the extent of the Board’s role in the risk oversight of the Fund.  Additionally, please include disclosure required by Item 17(b)(10) regarding each Trustee’s specific experience, skills and qualifications to serve as a Trustee.

The requested disclosure will be added.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
For U.S. Bancorp Fund Services, LLC

cc:           Ron Redell, President of the Trust